

March 5, 2014

Via E-mail
Mr. Anthony F. Crudele
Chief Financial Officer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

> **Re:** **Tractor Supply Company**
> **Form 10-K for the Year Ended December 28, 2013**
> **Filed February 19, 2014**
> **File No. 0-23314**

Dear Mr. Crudele:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 28, 2013

Five Year Selected Financial and Operating Highlights, page 18

1. In note (d), you indicate that comparable store metrics are calculated on an annual basis, including relocations, using all stores open at least one year. In future filings, please provide the following:
   - Please revise your disclosures to clarify how your comparable store metrics take into account stores closed during the period; and
   - Please also disclose the percentage of your net sales that are online sales and state whether these online sales are included or excluded from comparable store metrics. If online sales are included in comparable store metrics, please address the extent to which online sales impacted the increase or decrease in comparable store sales from period to period in your MD&A.

Financial Statements

Note 1 – Significant Accounting Policies, page 42

Self-Insurance Reserves, page 43

2.   Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to employee medical insurance, workers' compensation and general liability insurance. Please also disclose each risk for which you do not have excess loss limits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief